ArcelorMittal’s stake in Erdemir now 24.989%

Luxembourg, 16 June 2008 – ArcelorMittal announces that following purchases of 11.31% on June 13 it now owns 24.989% of the Turkish steel company Erdemir.

The shares were acquired in transactions with Société Générale, Nextgen Capital Limited and Credit Suisse International.

The acquisition price was YTL 8.4 (US$ 6.69) per share. The value of the acquired stake is US$ 869.25 Million.

Sudhir Maheshwari, Senior Executive Vice President of ArcelorMittal and a member of the company’s Group Management Board, said: "We are pleased to be making this strategic investment in Erdemir, which we see as a very attractive company in a rapidly growing economy with excellent prospects for further growth.”